富 榮 秘 書 服 務 有 限 公 司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong. 香 港 中 環 士 丹 利 街 十 六 號 聯 利 大 廈 八 樓 Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk	☞ 9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong. 香 港 中 環 士 丹 利 街 十 六 號 聯 利 大 廈 九 樓 Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

07023061

2 0 APR 2007

Securities and Exchange Commission
Office of International Corporation Fi
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re :   China Resources Enterprise, Limited
       Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith copy of an announcement dated 18 April 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED

MAY 0 3 2007

THOMSON FINANCIAL

Lo Tai On
Director
Encl.
c.c.   Mr. Jonathan H. Lemberg,
       Morrison & Foerster, 23/F Entertainment Building
       30 Queen's Road Central, Hong Kong (30318/1)
       (w/o enclosure)
       Mr. Bryan Ho
       The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
       NY 10286, U.S.A.

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

Announcement of unaudited financial results by a subsidiary – China Resources Jinhua Co., Ltd.

On 17th April, 2007, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial results of CR Jinhua for the three months ended 31st March, 2007 which will be published in the newspapers in the PRC on 19th April, 2007. The financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the unaudited financial results of the Company for the three months ended 31st March, 2007. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 17th April, 2007, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of the Company, has reviewed and approved the unaudited financial results of CR Jinhua for the three months ended 31st March, 2007 which will be published in the newspapers in the PRC on 19th April, 2007.

China Resources Jinhua Co., Ltd.
Summary of the unaudited consolidated profit and loss account for the three months ended 31st March, 2007 and 31st March, 2006:

	From 1st January, 2007 to 31st March, 2007		From 1st January, 2006 to 31st March, 2006	
	RMB'000	HK$'000 (equivalent)	RMB'000	HK$'000 (equivalent)
Turnover	210,067	213,050	196,497	199,287
Profit before income tax	15,141	15,356	14,545	14,752
Income tax	(1,788)	(1,813)	(1,262)	(1,280)
Profit for the period	13,353	13,543	13,283	13,472
Attributable to:				
Shareholders of CR Jinhua	10,519	10,669	8,910	9,037
Minority interests	2,834	2,874	4,373	4,435
	13,353	13,543	13,283	13,472

Note: The above financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB0.986.

General
Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51%. The unaudited results of CR Jinhua for the three months ended 31st March, 2007 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By Order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 18th April, 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

富 柔 秘 書 服 務 有 限 公 司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 聯 利 大 廈 八 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 聯 利 大 廈 九 樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

2 0 APR 2007

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re :   China Resources Enterprise, Limited
        Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith copy of an announcement dated 18 April 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.
c.c.   Mr. Jonathan H. Lemberg,
        Morrison & Foerster, 23/F Entertainment Building
        30 Queen's Road Central, Hong Kong (30318/1)
        (w/o enclosure)
        Mr. Bryan Ho
        The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
        NY 10286, U.S.A.

END